November 12, 2019

William F. Harley, III
Chief Executive Officer
Greenrose Acquisition Corp.
1000 Woodbury Road
Suite #212
Woodbury, NY 11797

       Re: Greenrose Acquisition Corp.
           Draft Registration Statement on Form S-1
           Submitted October 22, 2019
           CIK No. 0001790665

Dear Mr. Harley:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS Form S-1 filed 10/22/19

General

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Exclusive Forum Selection, page 82

2. Please revise the disclosure in this section and in the risk factor on page 34 to clarify whether the exclusive forum provision applies to Securities Act claims. In that regard, we
 William F. Harley, III
Greenrose Acquisition Corp.
November 12, 2019
Page 2
      note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities
      Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities
      Act.
       You may contact Jeffrey Lewis at 202-551-6216 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                              Sincerely,
FirstName LastNameWilliam F. Harley, III
                                                              Division of
Corporation Finance
Comapany NameGreenrose Acquisition Corp.
                                                              Office of Real
Estate & Construction
November 12, 2019 Page 2
cc:       Guy Molinari
FirstName LastName